Exhibit 12

H. J. HEINZ COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Three Months
Ended
July 27, 2011
(Thousands of Dollars)

Fixed Charges:
Interest expense*	$71,958
Capitalized interest	87
Interest component of rental expense	11,091

Total fixed charges	$83,136

Earnings:
Income before income taxes	$306,105
Add: Interest expense*	71,958
Add: Interest component of rental expense	11,091
Add: Amortization of capitalized interest	186

Earnings as adjusted	$389,340

Ratio of earnings to fixed charges	4.68

*	Interest expense includes amortization of debt expense and any discount or premium relating to indebtedness.